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                                                                  RULE 424(b)(3)
                                                              FILE NO. 333-79511

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED SEPTEMBER 10, 1999

PACKAGING CORPORATION OF AMERICA

OFFER TO EXCHANGE ALL OUTSTANDING
9 5/8% SENIOR SUBORDINATED NOTES DUE 2009,
$550,000,000 AGGREGATE PRINCIPAL AMOUNT OUTSTANDING, FOR
9 5/8% SERIES B SENIOR SUBORDINATED NOTES DUE 2009

OFFER TO EXCHANGE ALL OUTSTANDING
12 3/8% SENIOR EXCHANGEABLE PREFERRED STOCK DUE 2010,
$100,000,000 AGGREGATE LIQUIDATION PREFERENCE OUTSTANDING, FOR
12 3/8% SERIES B SENIOR EXCHANGEABLE PREFERRED STOCK DUE 2010

This prospectus supplement modifies our prospectus, dated September 10, 1999, relating to our exchange offer for our $550,000,000 of outstanding 9 5/8% Senior Subordinated Notes due 2009 and our $100,000,000 of outstanding 12 3/8% Senior Exchangeable Preferred Stock due 2010, as follows:

On September 13, 1999, we filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to a proposed initial public offering of our common stock. The proposed offering will include shares being offered by us and shares being offered by Tenneco Packaging Inc., the selling stockholder. Shares will be offered in a firm commitment underwriting in the United States and outside the United States in an international offering. The United States offering will be managed by Goldman, Sachs & Co., Morgan Stanley Dean Witter, Salomon Smith Barney, Deutsche Banc Alex. Brown, and J.P. Morgan & Co. The international offering will be managed by Goldman, Sachs & Co., Morgan Stanley Dean Witter, Salomon Brothers International Limited, Deutsche Banc AG London, and J.P. Morgan Securities Ltd. The underwriters will be entitled to purchase additional shares of our common stock from the selling stockholder to cover over-allotments in connection with the offering. The allocation of the amount of common stock to be offered in the United States offering, in the international offering, by us, by the selling stockholder, and the amount of common stock that would be subject to the underwriters' over-allotment option has not yet been determined.

We intend to use the net proceeds received by us in the offering to redeem all outstanding shares of our senior exchangeable preferred stock at a redemption price of 112.375% of its liquidation preference, plus accrued and unpaid dividends through the date of redemption. We intend to use any net proceeds received by us in excess of the amounts required to redeem the outstanding senior exchangeable preferred stock to pay down debt or for general corporate purposes, including working capital. We will not receive any proceeds from the sale of the selling stockholder's stock.

We anticipate that the common stock offering will be completed in October. However, numerous factors, many of which are beyond our control, may delay or prevent the offering from being completed or cause the offering to be completed on terms different than those described above. These factors include market conditions in our industry, the status of the securities markets generally, and delays in the registration statement being declared effective by the Securities and Exchange Commission. As a result, we cannot assure you that the offering will be completed or will be completed on the terms or the schedule described above.

This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock included in the registration statement and does not alter or change any of the terms or conditions of the exchange offer described in the prospectus.

          The date of this prospectus supplement is September 14, 1999